EXHIBIT 99.1

News Release dated February 5, 2019, Suncor Energy reports fourth quarter 2018 results

News Release

FOR IMMEDIATE RELEASE

Suncor Energy reports fourth quarter 2018 results

Unless otherwise noted, all financial figures are unaudited, presented in Canadian dollars (Cdn$), and have been prepared in accordance with International Financial Reporting Standards, specifically International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board. Production volumes are presented on a working interest basis, before royalties, except for Libya, which is on an entitlement basis. Certain financial measures referred to in this news release (funds from operations, operating earnings, Oil Sands operations cash operating costs, Fort Hills cash operating costs and Syncrude cash operating costs) are not prescribed by Canadian generally accepted accounting principles (GAAP). See the Non-GAAP Financial Measures section of this news release. References to Oil Sands operations exclude Suncor’s interests in Fort Hills and Syncrude.

Calgary, Alberta (Feb. 5, 2019) — “Suncor generated funds from operations of $2 billion in the fourth quarter as our integrated downstream business and market access helped to mitigate upstream crude price volatility, including the further widening of the differentials for Canadian crude,” said Steve Williams, chief executive officer. “We continued to return value to our shareholders through nearly $1.2 billion in share repurchases and $574 million in dividends paid during the quarter.”

•                              Funds from operations were $2.007 billion ($1.26 per common share) in the fourth quarter of 2018, compared to $3.016 billion ($1.83 per common share) in the prior year quarter.

•                              Cash flow provided by operating activities, which includes changes in non-cash working capital, was $3.040 billion ($1.90 per common share), compared to $2.755 billion ($1.67 per common share) in the prior year quarter.

•                              Operating earnings were $580 million ($0.36 per common share) and the company had a net loss of $280 million ($0.18 per common share) in the fourth quarter of 2018, compared to operating earnings of $1.310 billion ($0.79 per common share) and net earnings of $1.382 billion ($0.84 per common share) in the prior year quarter.

•                              Total Oil Sands production attained a new quarterly record of 740,800 barrels per day (bbls/d), close to 90,000 bbls/d ahead of the previous record, primarily as a result of achieving 94% plant utilization at Fort Hills and record production at Syncrude.

•                              Refining and Marketing (R&M) delivered record quarterly crude throughput of 467,900 bbls/d, which represents refinery utilization of 101%.

•                              Hebron production in the fourth quarter averaged 15,700 bbls/d, net to the company, and is continuing to ramp up following the completion of the fourth production well during the quarter.

•                              The company distributed $574 million in dividends to shareholders and repurchased an additional $1.166 billion of shares in the fourth quarter of 2018. The existing $3.0 billion share repurchase program is expected to be completed by the end of February 2019.

•                              Subsequent to the end of the quarter, Suncor’s Board of Directors (the Board) approved a quarterly dividend of $0.42 per share, an increase of 17%, and also approved a further share repurchase program of up to $2.0 billion.

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

Financial Results

Operating Earnings

Suncor’s fourth quarter 2018 operating earnings were $580 million ($0.36 per common share), compared to $1.310 billion ($0.79 per common share) in the prior year quarter. The decrease was primarily a result of unfavourable western Canadian crude oil differentials, including a substantial widening of synthetic crude oil (SCO) differentials, which resulted in the following:

•                              A decrease in Oil Sands price realizations, partially offset by improved refining margins; and

•                              An unfavourable first-in, first-out (FIFO) inventory valuation adjustment in R&M on declining feedstock costs, partially offset by a realization of intersegment profit on inventory in the Corporate, Energy Trading and Eliminations segment.

Other factors reducing operating earnings included the addition of operating and transportation costs for new production from growth projects and acquisitions, a decrease in Oil Sands operations SCO production, lower overall Exploration and Production (E&P) sales volumes, and a decrease in the capitalization of borrowing costs. These factors were partially offset by a recovery of share-based compensation costs (compared to an expense in the prior year quarter) and increased overall upstream production, driven by 94% plant utilization at Fort Hills, record production at Syncrude and the continued ramp up of operations at Hebron.

Net (Loss) Earnings

The net loss was $280 million ($0.18 per common share) in the fourth quarter of 2018, compared to net earnings of $1.382 billion ($0.84 per common share) in the prior year quarter. In addition to the factors explained in operating earnings above, net earnings for the fourth quarter of 2018 included a $637 million unrealized after-tax foreign exchange loss on the revaluation of United States (U.S.) dollar denominated debt, as well as a non-cash impairment loss on one of the company’s equity investments. Net earnings in the prior year quarter included a net $124 million deferred income tax recovery related to a decrease in the U.S. corporate tax rate from 35% to 21%, an unrealized after-tax foreign exchange loss of $91 million on the revaluation of U.S. dollar denominated debt, after-tax property damage insurance proceeds of $55 million, an after-tax loss of $18 million for early repayment of debt and a net after-tax gain of $2 million on interest rate swaps associated with debt issued in the fourth quarter of 2017.

Funds From Operations and Cash Flow Provided By Operating Activities

Funds from operations were $2.007 billion ($1.26 per common share) in the fourth quarter of 2018, compared to $3.016 billion ($1.83 per common share) in the fourth quarter of 2017, and were influenced by the same factors impacting operating earnings noted above, excluding the recovery of non-cash share-based compensation, as well as unrealized gains on crude optimization activities.

Cash flow provided by operating activities was $3.040 billion ($1.90 per common share) for the fourth quarter of 2018, compared to $2.755 billion ($1.67 per common share) for the fourth quarter of 2017, with changes in non-cash working capital representing a source of cash to the company in the fourth quarter of 2018, as compared to a use of cash in the prior year period. The source of cash in the company’s non-cash working capital balances was primarily due to the declining crude price environment in the fourth quarter and the associated decrease in accounts receivable balances, as well as the decline in refinery inventory value as the company replaced crude feedstock inventories purchased in the prior period with less expensive crude.

Operating Results

Suncor’s total upstream production represents a new quarterly record at 831,000 barrels of oil equivalent per day (boe/d) during the fourth quarter of 2018, compared to 736,400 boe/d in the prior year quarter, with the increase primarily due to the addition of Fort Hills production, improved reliability and an additional working interest at Syncrude, and the continued ramp up of operations at Hebron.

“Fort Hills achieved plant utilization of 94% for the quarter, exceeding our accelerated target of 90%, and production from Syncrude was strong, with the assets attaining a new quarterly record,” said Mark Little, president and chief operating officer. “Our refining assets continue to outperform due to continued reliability, achieving a new quarterly throughput record and allowing us to maximize the impact of strong refining margins.”

Oil Sands operations production was 432,700 bbls/d in the fourth quarter of 2018, compared to 446,800 bbls/d in the prior year quarter. The decrease was primarily due to lower SCO volumes as a result of planned and unplanned maintenance at Upgrader 2, partially offset by an increased volume of non-upgraded bitumen from the company’s In Situ properties, with Firebag and MacKay River continuing to achieve solid reliability. Planned maintenance at Upgrader 2, which commenced in the third quarter of 2018, was completed during the fourth quarter and the unplanned maintenance was resolved by the end of the quarter. Upgrader utilization in the fourth quarter of 2018 was 79%, compared to 93% in the prior year period, as a result of the maintenance discussed above.

Oil Sands operations cash operating costs per barrel were $24.50 in the fourth quarter of 2018 and were comparable to the prior year period of $24.20, with lower overall production being offset by lower operating, selling and general expense, after adjusting for non-cash items.

Suncor’s share of production from Fort Hills averaged 98,500 bbls/d for the fourth quarter of 2018, which represents 94% utilization. As a result of the increase in production, Fort Hills cash operating costs per barrel decreased to $24.85 in the fourth quarter of 2018 and were $31.20 for the year.

Suncor’s share of Syncrude production was a record 209,600 bbls/d in the fourth quarter of 2018, compared to 174,400 bbls/d in the prior year quarter. The increase in production was primarily due to strong reliability, as well as the additional 5% working interest in Syncrude acquired earlier in 2018. Upgrader utilization at Syncrude was 101% in the fourth quarter of 2018 compared to 94% in the prior year quarter.

Syncrude cash operating costs per barrel were $31.75 in the fourth quarter of 2018, a decrease from $32.80 in the prior year quarter as a result of higher production.

Production volumes at E&P were 90,200 boe/d in the fourth quarter of 2018, compared to 115,200 boe/d in the prior year quarter. In addition to natural declines, the decrease in production was due to a temporary production interruption at the company’s East Coast Canada assets as a result of a major storm system in the period, as well as an unplanned outage at Buzzard in the United Kingdom, partially offset by the addition of production from Hebron. The production interruption at the White Rose field extended into 2019, with partial production restarting at the end of January 2019.

Refinery crude throughput achieved a new quarterly record of 467,900 bbls/d and refinery utilization was 101% in the fourth quarter of 2018, compared to 432,400 bbls/d and a utilization rate of 94% in the prior year quarter. The increase was due to strong reliability at all of the company’s refineries, in addition to the prior year quarter being impacted by a third-party power outage.

Strategy Update

Suncor’s 2018 capital program was focused on improving the safety, long-term reliability and efficiency of the company’s operating assets, including execution of major turnarounds in addition to the effective and efficient ramp up at both of Suncor’s major growth projects, Fort Hills and Hebron.

The company spent $1.119 billion on capital expenditures, excluding capitalized interest, during the fourth quarter of 2018, a decrease from $1.444 billion in the prior year quarter, primarily due to the decrease in growth capital with the commissioning of Fort Hills and Hebron. Sustaining capital expenditures in the fourth quarter of 2018 were comparable to the prior year quarter.

“We remain focused on capital discipline and ensuring safe and reliable operations across our business,” said Williams. “Through our integrated model and the value-driven investments we’ve made in our business, Suncor is well positioned to continue to grow production and cash flow, and to increase returns to shareholders across a wide range of market conditions.”

Downstream integration continues to be a fundamental component of Suncor’s strategy, and the overall impact of wider crude differentials in Alberta was partially mitigated by a combination of improved refining margins, driven by lower feedstock costs, and the company’s favourable market access position, which allows a significant portion of bitumen sales to be moved to the U.S. Gulf Coast where higher prices are realized. However, due to the impact of the FIFO method of inventory valuation, the full benefit of lower feedstock costs at R&M has not yet been realized due to the time lag associated with processing higher value crude inventory.

Drilling activity at Hebron is ongoing, and production continues to ramp up. The fourth production well came online during the fourth quarter and contributed to increased volumes. Other E&P activity in the fourth quarter included development drilling at Hebron, Hibernia, White Rose and Buzzard, and development work on the West White Rose Project and the Norwegian Oda and Fenja projects.

Development of the Oda project has progressed ahead of schedule and first oil is now anticipated in the second quarter of 2019, as compared to the original target of the third quarter of 2019.

During the fourth quarter of 2018, Suncor and its joint venture partners reached an agreement in principle for interconnecting pipelines between Syncrude’s Mildred Lake site and Suncor’s Oil Sands Base plant. The lines will transfer bitumen and gas oils between the two plants providing increased operational flexibility and enabling higher reliability and utilization. The pipelines are expected to be operational by the end of 2020, subject to finalized commercial terms and regulatory approval.

Subsequent to the end of the quarter, the company received $300 million in risk mitigation proceeds for its Libyan assets (approximately $260 million after-tax). The proceeds may be subject to a provisional repayment which is dependent on the future performance and cash flows from Suncor’s Libyan assets.

Following the approval from the Board in the third quarter of 2018 to increase the company’s share repurchase program from $2.15 billion to $3.0 billion, the Toronto Stock Exchange accepted a notice filed by Suncor during the fourth quarter of 2018 to increase the maximum number of shares the company may purchase pursuant to its normal course issuer bid. The increase to the program reinforces the company’s ongoing ability to generate cash flow and return value to shareholders. Under Suncor’s expanded normal course issuer bid, the company repurchased and cancelled $1.166 billion of its own shares in the fourth quarter of 2018. Subsequent to the end of the quarter, Suncor’s Board of Directors approved a further share repurchase program of up to $2.0 billion.

In the fourth quarter of 2018, Suncor continued to return value to shareholders through dividends of $574 million, and subsequent to the end of the quarter, Suncor’s Board of Directors approved a quarterly dividend of $0.42 per share, which represents an increase of 17% over the prior quarter dividend.

In addition, during the fourth quarter, as part of the company’s commitment to debt reduction, Suncor repurchased US$83 million of 7.75% Senior Notes due in 2019 (2019 Notes) that were acquired as part of the acquisition of Canadian Oil Sands Limited. The aggregate principal amount of 2019 Notes that remains outstanding has been reduced to US$140 million as a result of the purchase.

Operating Earnings Reconciliation(1)

	Three months ended December 31		Twelve months ended December 31
($ millions)	2018	2017	2018	2017
Net (loss) earnings	(280)	1 382	3 293	4 458
Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	637	91	989	(702)
Loss on equity investment and (gain) on significant disposals(2)	223	—	30	(437)
Impact of income tax rate adjustment on deferred taxes(3)	—	(124)	—	(124)
Property damage insurance proceeds(4)	—	(55)	—	(55)
Loss on early payment of long-term debt(5)	—	18	—	28
Non-cash mark to market (gain) loss on interest rate swaps and foreign currency derivatives(6)	—	(2)	—	20
Operating earnings(1)	580	1 310	4 312	3 188

(1)                                 Operating earnings is a non-GAAP financial measure. All reconciling items are presented on an after-tax basis. See the Non-GAAP Financial Measures section of this news release.

(2)                                 In 2018, the company recorded a net non-cash loss of $90 million, after-tax, in the E&P segment related to an asset exchange with Canbriam Energy Inc. (Canbriam), comprised of the following: an after-tax gain of $133 million recorded in the first quarter of 2018 for the disposal of the company’s mineral landholdings in northeast British Columbia in exchange for an equity stake in Canbriam and a $223 million after-tax impairment charge in the fourth quarter of 2018 following the company’s assessment of forward natural gas prices and the impact on estimated future cash flows. The third quarter of 2018 included an after-tax gain of $60 million in the Oil Sands segment on the sale of the company’s interest in the Joslyn Oil Sands mining project. The first quarter of 2017 included a $354 million after-tax gain in the R&M segment related to the sale of the company’s lubricants business, combined with an after-tax gain of $83 million in the Corporate segment related to the sale of the company’s interest in the Cedar Point wind facility.

(3)                                 In the fourth quarter of 2017, the company recorded a net adjustment to its deferred income taxes of $124 million related to tax reform legislation in the U.S., with the most significant impact resulting from a decrease in the U.S. corporate tax rate from 35% to 21%. The net deferred tax recovery of $124 million was comprised of a $140 million recovery in R&M, a $14 million expense in E&P and a $2 million expense in the company’s Energy Trading business.

(4)                                 During the fourth quarter of 2017, the company received after-tax property damage insurance proceeds of $55 million ($76 million before tax) related to a facility incident at Syncrude that occurred in the first quarter of 2017.

(5)                                 Charges associated with the early repayment of debt, net of associated realized foreign currency hedge gains, in the Corporate segment.

(6)                                 Non-cash mark to market (gain) loss on interest rate swaps and foreign currency derivatives resulting from changes in long-term interest rates and foreign exchange rates in the Corporate segment.

Corporate Guidance

No changes have been made to Suncor’s previously announced 2019 guidance. For further details and advisories regarding Suncor’s 2019 guidance, see suncor.com/guidance.

Non-GAAP Financial Measures

Operating earnings is defined in the Non-GAAP Financial Measures Advisory section of Suncor’s Report to Shareholders for the Fourth Quarter of 2018 dated February 5, 2019 (the Quarterly Report) and reconciled to the GAAP measure above and in the Consolidated Financial Information section of the Quarterly Report. Oil Sands operations cash operating costs, Fort Hills cash operating costs and Syncrude cash operating costs are defined in the Non-GAAP Financial Measures Advisory section of the Quarterly Report and reconciled to GAAP measures in the Segment Results and Analysis section of the Quarterly Report. Funds from operations is defined and reconciled to the GAAP measure in the Non-GAAP Financial Measures Advisory section of the Quarterly Report. These non-GAAP financial measures are included because management uses this information to analyze business performance, leverage and liquidity and it may be useful to investors on the same basis. These non-GAAP measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Legal Advisory — Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements in this news release include references to: Suncor’s focus on capital discipline and ensuring safe and reliable operations across the business, and the belief that through the company’s integrated model and the value-driven investments made in its business, Suncor is well positioned to continue to grow production and cash flow, and to increase returns to shareholders across a wide range of market conditions; downstream integration continuing to be a fundamental component of Suncor’s strategy; expectations for the Oda project, including that first oil is anticipated in the second quarter of 2019; expectations for the proposed interconnecting pipelines between Syncrude’s Mildred Lake site and Suncor’s Oil Sands base plant, including that the lines will transfer bitumen and gas oils between the two plants providing increased operational flexibility and enabling higher reliability and utilization, and that the pipelines are expected to be operational by the end of 2020, subject to finalized commercial terms and regulatory approval; and statements about Suncor’s share repurchase program, including the expectation that the existing $3.0 billion share repurchase program will be completed by the end of February 2019, and Suncor’s ongoing ability to generate cash flow and return value to shareholders. In addition, all other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may” and similar expressions.

Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

The Quarterly Report and Suncor’s Annual Information Form, Form 40-F and Annual Report to Shareholders, each dated March 1, 2018, and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by email request to

invest@suncor.com or by referring to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Legal Advisory — BOEs

Certain natural gas volumes have been converted to barrels of oil equivalent (boe) on the basis of one barrel to six thousand cubic feet. Any figure presented in boe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six thousand cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @Suncor or together.suncor.com

A full copy of Suncor’s fourth quarter 2018 Report to Shareholders and the financial statements and notes (unaudited) can be downloaded at  suncor.com/investor-centre/financial-reports.

Suncor’s updated Investor Relations presentation is available online, visit suncor.com/investor-centre.

To listen to the webcast discussing Suncor’s fourth quarter results, visit suncor.com/webcasts.

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